Exhibit 99.2

AMERICA MOVIL, S. A. DE C. V. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

Thousands of Mexican pesos

		Year ended December 31, (1)					Six months ended June 30,

		2002	2003	2004	2005	2006	2006	2007
		(As adjusted)
	Mexican GAAP:
	Income before income tax and employee profit sharing	13,834,659	21,394,444	27,670,210	32,272,736	59,597,560	28,369,051	42,506,305

Plus:	Fixed charges :
	Interest expense	3,867,617	4,708,901	5,788,571	8,820,497	9,270,983	5,187,422	4,312,774
	Interest implicit in operating leases	20,111	56,310	117,278	182,743	253,581	124,309	149,929

	Earnings under Mexican GAAP	17,722,387	26,159,655	33,576,059	41,275,977	69,122,124	33,680,782	46,969,008

	Mexican GAAP:
Less:	Employee profit sharing	(228,806)	(280,404)	(580,333)	(4,975)	(330,253)	(157,467)	(170,230)

	US GAAP:
	Total US GAAP adjustments, net	1,575,607	(548,048)	(218,570)	(95,087)	(3,730,859)	(4,348,594)	(2,814,761)
Less:	Deferred income tax	683,101	1,548,009	58,320	(31,181)	1,878,452	2,465,913	1,701,854
Less:	Interest capitalized during the period	(74,809)		(655,536)	(1,396,406)	(939,525)	(428,276)	(815,312)
Plus:	Minority interest	(157,931)	397,923	379,956	71,319	84,354	34,862	80,363
Plus:	Depreciation of capitalized interest	167,849	169,591	161,610	259,799	334,119	102,666	230,756

	US GAAP adjustments without deferred income tax and capitalized interest	2,193,818	1,567,475	(274,219)	(1,191,556)	(2,373,459)	(2,173,429)	(1,617,100)

	Earnings under US GAAP	19,687,399	27,446,726	32,721,508	40,079,446	66,418,413	31,349,886	45,181,678

	Fixed charges:
	Interest expense under US GAAP	3,812,919	4,765,211	5,250,314	7,606,834	8,585,039	4,883,455	3,647,391
Plus:	Interest capitalized during the period	74,809		655,536	1,396,406	939,525	428,276	815,312

	Fixed charges under US GAAP	3,887,728	4,765,211	5,905,849	9,003,240	9,524,564	5,311,731	4,462,703

	Mexican GAAP	4.6	5.5	5.7	4.6	7.3	6.3	10.5

	US GAAP	5.1	5.8	5.5	4.5	7.0	5.9	10.1

(1)	Constant pesos as of December 31, 2006